Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194855
PROSPECTUS SUPPLEMENT
(to prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015, January 13, 2015, March 11, 2015, March 19, 2015 and April 3, 2015)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015, January 13, 2015, March 11, 2015, March 19, 2015 and April 3, 2015.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2014 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2015 for a discussion of certain risks that you should consider before investing in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 9, 2015.

THIRD QUARTER OF FISCAL YEAR 2015 FINANCIAL RESULTS

Third Quarter Financial Results

Consolidated net sales decreased 2.6% to $800.9 million worldwide during the third quarter of fiscal year 2015, compared to net sales of $822.5 million during the third quarter of fiscal year 2014. U.S. net sales increased 1.1% during the third quarter to $514.8 million, while Europe net sales decreased 12.3% to $175.1 million and International (primarily Canada, Latin America and the Asia Pacific region) net sales decreased 2.5% to $111.0 million. On a consolidated basis, the Company had approximately the same number of selling days in the quarter compared to the prior year quarter.
Reported operating income was $147.6 million during the third quarter of fiscal year 2015, compared to an operating income of $0.2 million during the third quarter of fiscal year 2014.
Reported net income in the quarter was $48.8 million, compared to a net loss of $65.9 million during the third quarter of the prior year.
Reported cash flow from operations totaled $158.9 million during the third quarter of fiscal year 2015, compared to reported cash flow from operations of $154.7 million for the third quarter of fiscal year 2014.
At February 28, 2015, reported gross debt was $5,713.4 million, and cash and cash equivalents totaled $363.2 million, compared to reported gross debt of $5,720.4 million, and cash and cash equivalents of $247.6 million at May 31, 2014.

About Biomet
Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet's product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended February 28, 2015 and 2014 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products. The Company also reclassified instrument depreciation from cost of sales to selling, general and administrative expense.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Months Ended February 28, 2015 and 2014
(in millions, except percentages, unaudited)

	Three Months Ended February 28, 2015	Three Months Ended February 28, 2014	Reported Growth %	United States Growth %
Knees	$247.3	$254.2	(2.8)%	0.2%
Hips	160.2	162.9	(1.7)%	2.8%
Sports, Extremities, Trauma (S.E.T.)	163.2	169.0	(3.4)%	(3.5)%
Spine, Bone Healing and Microfixation	117.3	115.9	1.2%	4.8%
Dental	60.8	64.4	(5.7)%	1.2%
Cement, Biologics and Other	52.1	56.1	(6.7)%	9.1%
Net Sales	$800.9	$822.5	(2.6)%	1.1%

Biomet, Inc.
Product Net Sales
Nine Months Ended February 28, 2015 and 2014
(in millions, except percentages, unaudited)

	Nine Months Ended February 28, 2015	Nine Months Ended February 28, 2014	Reported Growth %	United States Growth %
Knees	$746.3	$743.3	0.4%	0.7%
Hips	483.5	480.3	0.7%	1.8%
Sports, Extremities, Trauma (S.E.T.)	478.3	478.8	(0.1)%	0.2%
Spine, Bone Healing & Microfixation	364.6	322.4	13.1%	14.3%
Dental	182.1	188.8	(3.6)%	1.0%
Cement, Biologics & Other	164.5	165.3	(0.4)%	6.5%
Net Sales	$2,419.3	$2,378.9	1.7%	3.4%

Biomet, Inc.
Geographic Net Sales
Three Months Ended February 28, 2015 and 2014
(in millions, except percentages, unaudited)

	Three Months Ended February 28, 2015	Three Months Ended February 28, 2014	Reported Growth %
United States	$514.8	$508.9	1.1%
Europe	175.1	199.8	(12.3)%
International	111.0	113.8	(2.5)%
Net Sales	$800.9	$822.5	(2.6)%

Biomet, Inc.
Geographic Net Sales
Nine Months Ended February 28, 2015 and 2014
(in millions, except percentages, unaudited)

	Nine Months Ended February 28, 2015	Nine Months Ended February 28, 2014	Reported Growth %
United States	$1,522.3	$1,471.9	3.4%
Europe	542.5	563.1	(3.6)%
International	354.5	343.9	3.1%
Net Sales	$2,419.3	$2,378.9	1.7%

Biomet, Inc.
Consolidated Statements of Operations
Three and Nine Months Ended February 28, 2015 and 2014
(in millions, except percentages, unaudited)

	Three Months Ended February 28,		Nine Months Ended February 28,
	2015	2014	2015	2014
Net sales	$800.9	$822.5	$2,419.3	$2,378.9
Cost of sales	200.3	326.9	600.0	790.0
Gross profit	600.6	495.6	1,819.3	1,588.9
Selling, general and administrative expense	342.4	366.4	1,071.8	1,020.1
Research and development expense	39.7	42.5	125.4	121.4
Amortization	70.9	86.5	222.4	237.2
Operating income	147.6	0.2	399.7	210.2
Interest expense	78.3	81.1	236.9	274.4
Other (income) expense	(2.4)	(0.5)	(8.7)	5.4
Income before income taxes	71.7	(80.4)	171.5	(69.6)
Provision (benefit) from income taxes	22.9	(14.5)	25.6	(39.7)
Net income	$48.8	$(65.9)	$145.9	$(29.9)

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	February 28, 2015	May 31, 2014
Assets
Cash and cash equivalents	$363.2	$247.6
Accounts receivable, net	548.4	577.3
Inventories	710.1	693.4
Current deferred income taxes	143.3	149.9
Prepaid expenses and other	122.4	202.9
Property, plant and equipment, net	702.3	716.0
Intangible assets, net	3,101.3	3,439.6
Goodwill	3,554.6	3,634.4
Other assets	126.1	105.5
Total Assets	$9,371.7	$9,766.6
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$532.5	$712.1
Current portion of long-term debt	132.8	133.1
Long-term debt, net of current portion	5,580.6	5,587.3
Deferred income taxes, long-term	913.1	968.6
Other long-term liabilities	262.0	256.3
Shareholder’s equity	1,950.7	2,109.2
Total Liabilities and Shareholder’s Equity	$9,371.7	$9,766.6

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	Nine Months Ended February 28, 2015	Nine Months Ended February 28, 2014
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income	$145.9	$(29.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	370.9	378.4
Amortization and write off of deferred financing costs	6.5	18.6
Stock-based compensation expense	10.8	13.6
Provision for (recovery) of doubtful accounts receivable	(3.1)	—
Litigation recoveries	(44.1)	—
Deferred income taxes	(50.2)	(126.5)
Other	(5.2)	(6.2)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(10.0)	(30.9)
Inventories	(45.0)	(18.8)
Prepaid expenses	18.5	4.4
Accounts payable	(40.5)	(18.2)
Income taxes	105.5	18.8
Accrued interest	(20.4)	(20.9)
Accrued wages and commissions	(31.7)	(6.4)
Accrued expenses and other	(86.3)	149.6
Net cash provided by operating activities	321.6	325.6
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	24.4	19.0
Purchases of investments	(16.3)	(19.8)
Proceeds from sale of assets	0.7	0.8
Capital expenditures	(179.3)	(158.8)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	—	(148.8)
Other acquisitions, net of cash acquired	(0.6)	(1.3)
Net cash used in investing activities	(171.1)	(308.9)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	—	(2.3)
Payments under senior secured credit facilities	(8.3)	(22.6)
Proceeds under revolvers	205.0	159.3
Payments under revolvers	(20.0)	(63.0)
Proceeds from senior notes due 2020 and term loans	—	870.5
Retirement of term loans	(180.0)	(1,091.6)
Payment of fees related to refinancing activities	—	(15.5)
Equity:
Option exercises	1.3	0.6
Net cash provided by (used in) financing activities	(2.0)	(164.6)
Effect of exchange rate changes on cash	(32.9)	4.7
Increase (decrease) in cash and cash equivalents	115.6	(143.2)

Cash and cash equivalents, beginning of period	247.6	355.6
Cash and cash equivalents, end of period	$363.2	$212.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$248.2	$287.0
Income taxes	$(50.0)	$69.7